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Article II, Section 3 of the Bylaws of Armor Holdings, Inc. has been amended to read in its entirety as follows:

    "Section 3. Chairman of the Board. The Chairman of the Board shall be an executive officer of the Corporation and shall preside, if present, at all meetings of the stockholders and at all meetings of the Board of Directors and shall perform such other duties and have such other powers as from time to time may be assigned by the Board of Directors or prescribed by these Bylaws."